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                                                                  EXHIBIT (c)(9)


                          Donaldson, Lufkin & Jenrette
              Donaldson, Lufkin & Jenrette Securities Corporation
           277 Park Avenue, New York, New York 10172 - (212) 692-3000



                                February 6, 1998



Mr. Joseph M. Silvestri
Vice President
399 Venture Partners, Inc.
On behalf of the Investor Group (identified on Schedule A) [to be attached] 399 Park Avenue
14th Floor, Zone 4
New York, NY 10043

Dear Mr. Silvestri:

         We understand that The GNI Group, Inc. (the "Company"), certain of the Company's management shareholders (the "Management Rollover Group") and 399 Venture Partners, Inc. ("399") and certain associates and employees of 399 (the "399 Group" and, together with the Management Rollover Group, the "Investor Group"), intend to effect a recapitalization (the "Recapitalization") of the Company.

         You have informed us that, in connection with the Recapitalization,
(i) the Management Rollover Group will rollover a portion of its shares of the common stock and options of the Company, and, together with the 399 Group, through a newly-formed acquisition vehicle ("Merger Sub") which will be merged with and into the Company (the "Merger"), will invest approximately $4.0 million in the Company's common capital stock and $18.5 million in the Company's preferred capital stock for an aggregate cash purchase price of $22.5 million, (ii) the holders of all other issued and outstanding shares of the Company's common stock would receive cash at a price of $7.00 per share (the "Merger Consideration") and (iii) the Company will repay all of its existing indebtedness (the "Debt Repayment") which amounts to approximately $35.6 million. You have further informed us that the Investor Group intends to finance the Merger Consideration and the Debt Repayment with proceeds from (x) the issuance and sale by the Company of not less than $75 million in aggregate principal amount of high yield securities (the "Securities") and (y) $22.5 million cash proceeds from the issuance of shares of capital stock of the Company to the 399 Group in connection with the Merger. In addition, you have also informed us that the Company will establish prior to closing, a $10-12 million revolving credit facility (the "Revolver"), of which less than $1 million will be drawn at the closing of the Recapitalization. In addition, there will be no other debt outstanding at the


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Mr. Joseph Silvestri
On behalf of the Investor Group
c/o The GNI Group, Inc.

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closing of the Recapitalization other than the Securities and less than $1 million of indebtedness under the Revolver. You have asked Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as sole initial purchaser in connection with the sale of the Securities.

         Based on the foregoing and other information provided to us by the Company and the 399 Group to date and our analysis of the current market for high yield securities issued by entities engaged in the chemical and environmental services industries, we are pleased to inform you that we are highly confident of our ability to sell the Securities to finance a portion of the Recapitalization as described above, subject to the matters set forth in the following paragraph. The structure, covenants and terms of the Securities, including the coupon, will be determined by DLJ in consultation with the Investor Group based on market conditions at the time of the sale or placement, the final structure and documentation of the Recapitalization and additional information about the Company learned by DLJ as it completes its due diligence process.

         Our ability to consummate the sale or placement of the Securities is subject to: (i) the terms and conditions of the Securities, the Revolver, the Merger Consideration and the Investor Group's equity investment and all related documentation, including a stockholders' agreement acceptable to the Investor Group, being satisfactory in form and substance to DLJ; (ii) the Merger Consideration and other terms and conditions of the Recapitalization being substantially the same as represented to DLJ on the date of this letter; (iii) the execution and delivery of documentation with respect to the Recapitalization and all related transactions (including the above mentioned Revolver and equity investment) in form and substance satisfactory to DLJ; (iv) the absence of any material adverse change in the business, condition (financial or otherwise), results of operations, assets, liabilities or prospects of the Company; (v) the receipt of all necessary governmental, regulatory and third party approvals and consents in connection with the Recapitalization; (vi) the execution and delivery of documentation with respect to the Securities and the offering and sale thereof (including, but not limited to, the merger agreement, the underwriting agreement, purchase agreement or placement agreement, an indenture, registration rights agreement, opinions of counsel and customary comfort letters) that is satisfactory in form and substance to DLJ; (vii) the satisfactory completion of our due diligence investigation, including but not limited to, (x) with respect to certain custom manufacturing contracts which the Company expects to finalize prior to the time DLJ markets the Securities the occurrence of certain events, including but not limited to, (a) the Company either executing the above mentioned customer contracts or, in DLJ's sole discretion, letters of intent leading to such contracts, (b) each such contract or letter of intent containing terms substantially the same as those previously outlined to DLJ during the due diligence process, and (c) DLJ being able to conduct due diligence discussions and/or meetings with such customers that are satisfactory in form and substance to DLJ and (y) environmental due diligence, including but not limited to, the delivery of satisfactory environmental reports by a reputable environmental consulting firm with respect to each of the Company's facilities; (viii) arrangements with respect to senior management


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Mr. Joseph Silvestri
On behalf of the Investor Group
c/o The GNI Group, Inc.

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of the Company, including, but not limited to, the execution of satisfactory employment terms and incentive programs; (ix) satisfactory market conditions for new issuances of high yield debt securities or in the securities markets in general; and (x) our having reasonable time to market the Securities with the assistance of management of the Company, based on our experience in comparable transactions sold in comparable markets.

         This letter shall be treated as confidential and is being provided to the Investor Group solely in connection with the proposed Recapitalization of the Company and may not be used, circulated, quoted or otherwise referred to or disclosed in any document. Notwithstanding the foregoing, this letter may be shown to the Company's board of directors, a special committee of the Company's board of directors and their advisors, provided that each such individual agrees to treat this letter as confidential. Please note that this letter is not a commitment to purchase or place the Securities or any other securities of the Company.

         We look forward to working with you toward the successful completion of the proposed financing.


                                       Yours sincerely,



                                       -----------------------------------------
                                       Peter Bacon
                                       Managing Director